[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
April 29, 2013
Mr. Vincent DiStefano
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549
RE: Invesco Van Kampen Exchange Fund
File Number 811-02611
Dear Mr. DiStefano:
     Thank you for your telephonic comments of June 13, 2012 regarding Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A filed on April 27, 2012 by Invesco Van Kampen Exchange Fund (the “Fund”) under the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 44 to the Fund’s Registration Statement which was filed under the 1940 Act via EDGAR on April 29, 2013.

Comment 1	In Item 9, please discuss the investment adviser’s process or criteria for making decisions to purchase or sell portfolio securities on behalf of the Fund.

Response 1	The Fund has added the requested disclosure. The Fund notes that the Fund acquires securities for long-term appreciation and does not intend to engage to any significant degree in short-term trading. During the Fund’s fiscal year ended December 31, 2012, no new holdings were added to, or eliminated from, the Fund.

Comment 2	Disclose if the Fund has any market capitalization criteria for portfolio securities. If the Fund invests in smaller capitalization stocks, disclose the attendant risks.

Response 2	The Fund invests primarily in securities of large capitalization issuers. Investing in smaller capitalization stocks is not a principal investment strategy of the Fund.

Comment 3	If the Fund invests in foreign securities, disclose the attendant risks.

Response 3	Investing in foreign securities is not a principal investment strategy of the Fund.

Comment 4	In Item 10, correct the typographical error in the second paragraph.

Response 4	The Fund has revised the second paragraph to begin “The Adviser is...”
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          The Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Peter Davidson of Invesco at (713) 214-7888, Kevin Hardy at (312) 407-0631 or the undersigned at (212) 735-3406.
Sincerely,
/s/ Michael K. Hoffman

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